Exhibit 99.3

SHARE TRANSFER AGREEMENT

TRANSFER AGREEMENT (this “Agreement”), effective as of June 21, 2023 (the “Effective Date”), is entered into by and between (i) Mr. David Lazar of Villa 1, 14-43rd Street, Jumeirah 2, Dubai, United Arab Emirates (the “Selling Shareholder”)1, (ii) Choong Choon Hau, of Emerald Heights 23 Lrg Terubong Ria 2, Paya Terubong, 11060 Pulau Pinang (the “Purchaser”); and (iii) David McDonald of 436 West 22nd St, New York, NY 100011 United States (the “Account Holder”). The Selling Shareholder, the Purchaser and the Account Holder are referred to in this Agreement collectively as the “Parties” and individually as a “Party.”

W I T N E S S E T H:

WHEREAS, Titan Pharmaceuticals Inc. (the “Company”) is a company incorporated in the State of Delaware whose common stock with a par value of US$0.001 per share (the “Common Stock”), is listed on the Nasdaq Capital Market under the symbol “TTNP”;

WHEREAS, as of the date hereof, the Selling Shareholder legally or beneficially owns 3,747,968 shares of Common Stock (for the avoidance of doubt, excluding any shares of Common Stock underlying any outstanding options or other convertible securities granted by the Company to the Selling Shareholder or his Affiliates); and

WHEREAS, the Selling Shareholder desires to sell to the Purchaser, and the Purchaser desires to purchase from the Selling Shareholder, subject to the terms and conditions set forth herein, all of the Selling Shareholder’s right, title and interest in and to 3,747,968 shares of Common Stock (the “Subject Shares”).

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

Definitions

Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means any other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person, including, without limitation, with respect to any Person that is an individual, his or her immediate family members.

“Ancillary Documents” means the Escrow Agreement and the Instrument of Transfer.

“Business Day” means a day that is not a Saturday or Sunday or any other day on which banks in the State of New York are required or authorized to be closed.

1 SRF NTD: Selling Shareholder to provide evidence that all the Subject Shares are held directly by Lazar. Based on the Form 4 filed on January 26, 2023, 359,066 of the shares are held by Activist Investing LLC.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or similar governing body) of such Person; the term “Controlled” has the meaning correlative to the foregoing.

“Escrow Agent” means “Sichenzia Ross Ference LLP”.

“Escrow Agreement” means the escrow agreement entered into on the Effective Date, by and among the Selling Shareholder, the Purchaser and the Escrow Agent in the form attached as Exhibit A to this Agreement pursuant to which the Purchaser shall deposit Purchase Price with the Escrow Agent.

“Governmental Authority” means any federal, national, supranational, foreign, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Group Companies” collectively means the Company and its Subsidiaries, and “Group Company” means any of them.

“Instrument of Transfer” means an irrevocable instrument of transfer in respect of the Subject Shares being sold by the Selling Shareholder to the Purchaser executed by the Selling Shareholder on the Effective Date in the form attached as Exhibit B to this Agreement.

“Law” means any foreign, federal, state, municipal or local law, statute, code, ordinance, rule, decree, regulation, treaty, or any common law of any Government Authority, jurisdiction, or Securities Market.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings, audit, hearing, mediation or investigations (whether civil or criminal, judicial or administrative, at law or in equity, or public or private) by or before a Government Authority.

“Liability” means any liability, cost, expense (including reasonable attorneys’ fees), debt or obligation of any kind, character or description, and whether known or unknown, accrued, absolute, determined, determinable, contingent or otherwise, and regardless of when asserted or by whom.

“Lien” means any claim, pledge, lien, charge, mortgage, right of first refusal or other option to purchase or otherwise acquire any interest, easement, security interest or other encumbrance or restriction on use, voting, transfer or receipt of income or exercise of any other attribute of ownership.

“Material Adverse Event” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the continued NASDAQ listing of the Common Stock of the Company, (b) the ability of the Selling Shareholder to consummate the transactions contemplated hereby on a timely basis or (c) the validity, legality or enforceability of this Agreement and/or any of the Ancillary Documents.

“Norient Fee” means the fee payable to Norient Advisors in the amount of US$600,000.00.

“Order” means any written order, injunction, judgment, decree, notice, ruling, writ, assessment or arbitration award of a Government Authority, or Securities Market.

“Organizational Documents” means, with respect to an entity, its certificate of incorporation, articles of incorporation, by-laws, articles of association, memorandum of association, certificate of trust, trust agreement, partnership agreement, limited partnership agreement, certificate of formation, limited liability company agreement or operating agreement, as applicable.

“Permit” means any approval, authorization, consent, license, variance, clearance, order, exemption, permit or certificate of or issued by a Government Authority or Securities Market.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Government Authority or other entity.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Market” means an exchange or other market, including an over the counter market, in respect of equity securities, debt securities, bonds, options or any other security that is recognized, regulated, or supervised by a Governmental Authority.

“Subsidiary” means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person, including, in the case of the Company, any variable interest entity Controlled by and consolidated with the Company and any Subsidiaries of such variable interest entity.

“Tax” or “Taxes” means (a) any federal, national, provincial, municipal, local or foreign and other taxes, duties, imposts, levies, or other like assessments of any kind whatsoever in the nature of a tax, in each case, imposed by any Governmental Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, tariffs (including import duty and import value-added tax), and other taxes, (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) above, and (c) other form of transfer liability imposed by any Government Authority in connection with any item described in clauses (a) and (b) above.

“Tax Authority” means any Governmental Authority with the power to levy, impose or collect Taxes.

“Transfer” means, (i) when used as a verb, to sell, assign, dispose of, transfer, exchange, pledge, encumber, hypothecate or otherwise transfer securities, assets or other property or any participation or interest therein, whether directly or indirectly (including pursuant to a derivative transaction, merger, recapitalization, scheme of arrangement, amalgamation or other transaction or by operation of law), or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of such securities, assets or other property or any participation or interest therein or any agreement or commitment to do any of the foregoing.

“U.S.” means the United States of America.

Section 1.2 Interpretation and Rules of Construction.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) the provision of a Table of Contents, the division of this Agreement into articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement;

(ii) any reference in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. All Exhibits and Schedules hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(iii) any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(iv) the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(v) words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires;

(vi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded;

(vii) the term “non-assessable,” when used with respect to any shares, means that no further sums are required to be paid by the holders thereof in connection with the issuance thereof; and

(viii) except as otherwise provided herein, any reference in this Agreement to $ or USD means U.S. dollars, the lawful currency of the U.S.

(b) In the event an ambiguity or question of intent or interpretation arises, no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Sale and Purchase of Shares

Section 2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth herein and at the Closing, the Selling Shareholder shall sell and transfer to sell and transfer, to the Purchaser, and the Purchaser hereby agrees to purchase from the Selling Shareholder, the Subject Shares and all of the Selling Shareholder’s right, title and interest to the Subject Shares, free and clear of all Liens for an aggregate purchase price of USD $4,600,000.00 (the “Purchase Price”), payable by the Escrow Agent on behalf of the Purchaser to the Selling Shareholder pursuant to Section 2.6(a), provided that any dividend declared by the Company on any Subject Share before the Closing shall belong to the Selling Shareholder and the Purchaser shall deliver any such dividend received by the Purchaser to be promptly paid to the Selling Shareholder if and to the extent such payment is to be made after the Closing.

Section 2.2 Closing Date. The sale and purchase of all Subject Shares as contemplated by this Agreement (the “Closing”) shall take place remotely via exchange of documents and signature and shall occur as soon as feasible on or immediately thereafter the date set forth above, or on such date as may be determined by the Purchaser and the Selling Shareholder in writing; provided that, at or before the Closing, each of the conditions set forth under Section 2.3 and Section 2.4 shall have been satisfied (or waived by the Party entitled to do so in accordance with the terms thereof). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date”.

Section 2.3 Conditions Precedent for the Selling Shareholder. The obligations of the Selling Shareholder to consummate the Closing under Section 2.5 are subject to the satisfaction of the following conditions, unless waived in writing by the Selling Shareholder on or prior to the Closing Date:

(a) all of the representations and warranties of the Purchaser contained in Article IV shall be true and correct in all material respects (other than the representations and warranties set forth in Section 4.1 and Section 4.2, which shall be true and correct in all respects) on and as of the date hereof and on the Closing Date;

(b) the Purchaser has performed all of its obligations contained in this Agreement that are to be performed prior to the Closing in all material respects; and

(c) no provision of any applicable Law or order, writ or decree of any Governmental Authority, shall prohibit the consummation of the Closing.

Section 2.4 Conditions Precedent for the Purchaser. The obligations of the Purchaser to consummate the Closing under Section 2.6 are subject to the satisfaction of the following conditions, unless waived in writing by the Purchaser on or prior to the Closing Date:

(a) all of the representations and warranties of the Selling Shareholder contained in Article III shall be true and correct in all material respects (other than the representations and warranties set forth in Section 3.1 and Section 3.2, which shall be true and correct in all respects) on and as of the date hereof and on the Closing Date;

(b) the Selling Shareholder has performed all of its obligations contained in this Agreement that are to be performed prior to the Closing in all material respects;

(c) since the Execution Date there shall not have been any Material Adverse Event;

(d) the Common Stock shall have continued to be listed and traded on the Nasdaq Capital Market;

(e) RESERVED

(f) the Selling Shareholder and the Company have taken such steps as required to ensure that the composition of the board of directors of the Company (the “Board”) shall be, as soon as feasible after the Closing Date, satisfactory to the Purchaser, including, without limitation, that the composition of the Board shall comply with applicable Securities Market rules and regulations; and

(g) no provision of any applicable Law or order, writ or decree of any Governmental Authority shall prohibit the consummation of the Closing.

Section 2.5 Closing Deliverables by the Selling Shareholder. At the Closing, the Selling Shareholder shall deliver or cause to be delivered to the Purchaser:

(a)	a certified true copy of the updated register of shareholders of the Company, dated as of the Closing Date and duly certified by the Company’s transfer agent;

(b)	either (i) a book entry statement duly executed by the Company and the Company’s transfer agent evidencing the transfer of the Subject Shares to the Account Holder’s brokerage account as set forth on Exhibit C attached hereto (the “Account”), or (ii) written confirmation of the transfer of the Subject Shares to the Account in a form satisfactory to the Purchaser; and

(c)	a written certification by the Selling Shareholder to the Purchaser certifying that the Selling Shareholder’s representations and warranties in Article III of this Agreement are true and correct in all material respects as of the Closing Date.

Section 2.6 Closing Deliverables by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Selling Shareholder:

(a)	an amount in cash equal to the Purchase Price minus the Norient Fee, by irrevocably releasing to the sole benefit of the Selling Shareholder the Purchase Price deposited with the Escrow Agent pursuant to the Escrow Agreement;

(b)	an amount in cash equal to the Norient Fee, by irrevocably releasing to the sole benefit of Norient Advisors as directed by and on behalf of the Selling Shareholder a portion of the Purchase Price deposited with the Escrow Agent pursuant to the Escrow Agreement equal to the Norient Fee; and

(c)	a written certification by the Purchaser to the Selling Shareholder certifying that the Purchaser’s representations and warranties in Article IV of this Agreement are true and correct in all material respects as of the Closing Date.

ARTICLE III

Representations and Warranties of the Selling Shareholder

The Selling Shareholder hereby represents and warrants to the Purchaser as of the Effective Date and as of the Closing Date, except if a representation or warranty is made as of a specified date, as of such date, each of the representations and warranties contained in this Article III.

Section 3.1 Title to the Subject Shares. The Selling Shareholder is the sole and exclusive beneficial owner of the Subject Shares as of the Effective Date and as of the Closing Date, free and clear of any and all Liens. The Selling Shareholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Subject Shares, and other than this Agreement there are no outstanding contracts or understandings to which the Selling Shareholder is a party involving the purchase, sale or other acquisition or disposition of the Subject Shares or any interest therein. Upon consummation of the Closing as provided in Article II, the Purchaser will have good and valid title to the Subject Shares, free and clear of all Liens and restrictions on Transfer (except for restrictions on Transfer under applicable securities Laws) and the Subject Shares shall be validly issued, fully paid and non-assessable with the Purchaser being entitled to all rights accorded to a holder of the Subject Shares. The sale of the Subject Shares pursuant to this Agreement is not subject to preemptive or other similar rights. The Subject Shares represent 24.95% of the outstanding shares of capital stock of the Company.

Section 3.2 Authorization. The Selling Shareholder has full capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Selling Shareholder, and assuming due authorization, execution and delivery by the Purchaser, constitutes legal, valid and binding obligations of the Selling Shareholder, enforceable against the Selling Shareholder in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 3.3 Non-contravention. The execution, delivery and performance by the Selling Shareholder of this Agreement do not and will not (i) conflict with or violate any Law or Order applicable to the Selling Shareholder or the assets, properties or businesses of the Selling Shareholder, or (ii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, Permit or other instrument or arrangement to which the Selling Shareholder is a party or result in the creation of any Lien upon any of the properties or assets of the Selling Shareholder, other than, in each case, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that are caused by any Person other than the Selling Shareholder or would not, individually or in the aggregate, affect the authority or ability of the Selling Shareholder to perform his obligations under this Agreement.

Section 3.4 Consents. The Selling Shareholder is under no obligation to obtain any Permit, give any notice to, or make any filing or registration with, any Governmental Authority, Securities Market, or other Person pursuant to any Law in effect on the date hereof in connection with the execution, delivery and performance by the Selling Shareholder of this Agreement and the consummation by the Selling Shareholder of any of the transactions contemplated hereby, except for any filing or notification required to be made with the SEC regarding the transactions contemplated under this Agreement after the Effective Date or after the consummation of such transaction.

Section 3.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Selling Shareholder.

Section 3.6 Material Non-Public Information. The Selling Shareholder does not possess any material non-public information regarding the Company and its Subsidiaries that has not been disclosed to the Purchaser under applicable non-disclosure and confidentiality agreements.

Section 3.7 Exempt Offering. Assuming the accuracy of the Purchaser’s representations and warranties in Section 4.5 and Section 4.6, the offer and sale of the Subject Shares under this Agreement are or will be exempt from the registration requirements and prospectus delivery requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities Laws and regulations.

ARTICLE IV

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Selling Shareholder, as of the Effective Date and as of the Closing Date, except if a representation or warranty is made as of a specified date, as of such date, each of the representations and warranties contained in this Article IV.

Section 4.1 Authorization. The Purchaser has full capacity, power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by the Purchaser, and assuming due authorization, execution and delivery by the Selling Shareholder, constitutes legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 4.2 Non-contravention. The execution, delivery and performance by the Purchaser of this Agreement do not and will not: (i) conflict with or violate any Law or Order applicable to the Purchaser or the assets, properties or businesses of the Purchaser, or (ii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, Permit or other instrument or arrangement to which the Purchaser is a party or result in the creation of any Lien upon any of the properties or assets of the Purchaser other than, in the case of clauses (i) and (ii) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that are caused by any Person other than the Purchaser or would not affect the Purchaser’s ability in material respects to consummate the transactions contemplated herein.

Section 4.3 Consents. The Purchaser is under no obligation to obtain any Permit or order of, give any notice to, or make any filing or registration with, any Governmental Authority, Securities Market, or other Person pursuant to any Law in effect on the date hereof in connection with the execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of any of the transactions contemplated hereby, and except for any filing or notification required to be made with the SEC regarding the transactions contemplated under this Agreement after the Effective Date or after the consummation of such transactions.

Section 4.4 Brokers. Except for the Norient Fee, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

Section 4.5 Purchase for Own Account; Economic Risk. The Purchaser is acquiring the Subject Shares for investment for his own account and not with a view to the distribution thereof in violation of the Securities Act. The Purchaser acknowledges that he (a) can bear the economic risk of its investment in the Subject Shares, (b) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Subject Shares and (c) has independently and without reliance upon the Selling Shareholder, and based on such information as he has deemed appropriate, made its own analysis and decision to enter into this Agreement and complete the transactions contemplated hereunder, except that he has relied upon the Selling Shareholder’s representations, warranties, covenants and agreements in this Agreement.

Section 4.6 Private Placement; Control Shares. The Purchaser understands that: the Subject Shares (a) are presently owned by the Selling Shareholder who is an affiliate of the Company and accordingly such shares are “control shares” which are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933 (the “Act”), (b) have not been registered for re-sale by a control person under the Securities Act or any state securities Laws, and as such, upon transfer of the Subject Shares to the Purchaser, the Purchaser will begin a new holding period as set forth in Rule 144, (c) may not be resold unless such disposition is registered under the Securities Act and applicable state securities Laws or pursuant to an exemption from registration thereunder for the holding period set forth in Rule 144, and (d) accordingly, certificates issued to the Purchaser, book entry records and/or electronic records of a broker with respect to the Subject Shares may contain an appropriate restrictive legend or notation.

Section 4.7 Non-U.S. Person The Purchaser represents that he is either: (i) an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act) or (ii) not a U.S. Person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.

ARTICLE V

Covenants and Additional Agreements

Section 5.1 Further Assurances. Each Party shall take all actions necessary or advisable and do all things (including to execute and deliver documents and other papers) necessary or advisable to consummate the transactions contemplated by this Agreement.

Section 5.2 Confidentiality and Publicity.

(a) Each Party agrees to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all confidential information with respect to the other Party, or relating to the transactions contemplated hereby, other than to their respective agents, representatives, Affiliates, employees, existing and potential financing sources and investors, officers and directors who need to know such confidential information, provided that (A) each Party is permitted to disclose information that is required to be disclosed by applicable Law, any Government Authority or applicable securities exchange, including in any filing on or in connection with a Schedule 13D or Schedule 13G, as applicable, or any amendments thereto and (B) the Purchaser is permitted to disclose, or cause to be disclosed, information related to the transactions contemplated under this Agreement (including a copy of this Agreement) to the Company, the Company’s directors, officers and advisors, (together with the disclosure as referred to in clauses (A), the “Permitted Disclosure”), (ii) in the event that any Party becomes legally compelled to disclose any such information (except for the Permitted Disclosure), provide the other Party with prompt written notice of such requirement so that the other Party may, at its sole cost and expense, seek a protective order or other remedy or waive compliance with this Section 5.2(a), (iii) in the event that such protective order or other remedy is not obtained, or the other Party waives compliance with this Section 5.2(a), furnish only that portion of such confidential information which is legally required to be provided and exercise its reasonable endeavors to obtain assurances that confidential treatment will be accorded such information and (iv) prior to making a Permitted Disclosure, the disclosing Party shall in good faith consult and coordinate with the other Party with respect to the timing and content of such disclosure; provided, however, that this Section 5.2(a) shall not apply to any information that, at the time of disclosure, is in the public domain and was not disclosed in breach of this Agreement by such Party.

(b) No Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser (in the case of a proposed release or announcement by the Selling Shareholder) without the prior written consent of the Selling Shareholder (in the case of a proposed release or announcement by the Purchaser), unless otherwise required by Law, any Government Authority or applicable Securities Market.

Section 5.3 No Solicitation of Other Bids.

(a) Upon, and subject to, the deposit of the Purchase Price with the Escrow Agent,, neither the Selling Shareholder nor any of his Affiliates shall authorize or permit any of their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Selling Shareholder and his Affiliates shall immediately cease and cause to be terminated, and shall cause all of their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Purchaser or any of his Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Subject Shares.

(b) In addition to the other obligations under this Section 5.3, the Selling Shareholder shall immediately advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) The Selling Shareholder agrees that the rights and remedies for noncompliance with this Section 5.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

ARTICLE VI

Indemnification

Section 6.1 Survival of Representations, Warranties and Covenants. The representations and warranties contained in Article III and Article IV shall survive the Closing. Notwithstanding the foregoing, any claims asserted by the non-breaching party against the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved. The covenants and other agreements of each Party contained in this Agreement shall survive the Closing until fully discharged in accordance with their terms. Neither the period of survival nor the liability of any Party with respect to their respective representations, warranties, covenants and agreements shall be reduced by any investigation made or any knowledge acquired at any time by any other Party whether before or after the execution and delivery of this Agreement or the Closing Date.

Section 6.2 Indemnification.

(a) Indemnification by the Selling Shareholder. From and after the Closing, the Selling Shareholder shall indemnify, defend and hold harmless the Purchaser, his Affiliates and their respective officers, directors, employees, agents, representatives, attorneys, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) from and against, and shall pay to Purchaser Indemnitees the amount of, or reimburse Purchaser Indemnitees for, all Liabilities, losses, damages, claims, causes of action, costs and expenses (including reasonable attorneys’ fees and other expenses incurred in connection with the investigation or defense of any of the same, in responding to or cooperating with any governmental investigation or in enforcing any right to indemnification hereunder), interest, awards, judgments, Taxes, fines and penalties (collectively, “Losses”) suffered or incurred by, or imposed upon, the Purchaser Indemnitees (in each case, whether absolute, accrued, conditional or otherwise and whether or not resulting from Third Party Claims) arising out of or relating to:

(i) any inaccuracy in or breach of any representation or warranty made by the Selling Shareholder in this Agreement or any of the Ancillary Documents; and/or

(ii) any breach or violation of, or failure to perform, any covenants or agreements of the Selling Shareholder in this Agreement or any of the Ancillary Documents.

(b) Tax Indemnification. The Selling Shareholder shall indemnify and hold harmless the Purchaser and any Group Company from any Losses of the Purchaser or any of the Group Companies arising out of or relating to the failure of the Selling Shareholder to comply with its obligations under Section 5.3 or any claim or determination by any applicable Tax Authority that the Purchaser be responsible for any withholding or deduction in respect of payments of the Purchase Price under this Agreement (and any related penalties, charges, surcharges, fines and interest relating thereto on transfer of the Subject Shares).

(c) Indemnification by the Purchaser. From and after the Closing, the Purchaser shall indemnify, defend and hold harmless the Selling Shareholder, his Affiliates and their respective officers, directors, employees, agents, representatives, attorneys, successors and permitted assigns (collectively, the “Selling Shareholder Indemnitees”) from and against all Losses suffered or incurred by the Selling Shareholder Indemnitees (in each case, whether absolute, accrued, conditional or otherwise and whether or not resulting from Third Party Claims) arising out of or relating to:

(i) any inaccuracy in or breach of any representation or warranty made by the Purchaseri n this Agreement or any of the Ancillary Documents; or

(ii) any breach or violation of, or failure to perform, any covenants or agreements of the Purchaser in this Agreement or any of the Ancillary Documents.

(d)	Procedures Relating to Indemnification.

(i) Any Party seeking indemnification under this Section 6.2 (an “Indemnified Party”) shall promptly give the Party from whom indemnification is being sought (an “Indemnifying Party”) notice of any matter which such Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement stating in reasonable detail the factual basis of the claim to the extent known by the Indemnified Party, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 6.2 except to the extent the Indemnifying Party is materially prejudiced by such failure. With respect to any recovery or indemnification sought by an Indemnified Party from the Indemnifying Party that does not involve a Third Party Claim, if the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the notice from the Indemnified Party that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed with such claim. If the Indemnifying Party has disputed a claim for indemnification (including any Third Party Claim), the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute in thirty (30) days after delivery of the dispute notice by the Indemnifying Party, such dispute shall be resolved by arbitration pursuant to Section 8.3.

(ii) If an Indemnified Party shall receive notice of any Legal Proceeding, claim, audit, demand or assessment by any Person who is not a party to this Agreement (each, a “Third Party Claim”) against it or which may give rise to a claim for Loss under this Section 6.2, within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 6.2 except to the extent that the Indemnifying Party is materially prejudiced by such failure. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice reasonably satisfactory to the Indemnified Party if it gives notice of its intention to do so to the Indemnified Party within fifteen (15) days of the receipt of such notice from the Indemnified Party, and the Indemnified Party shall have the right to participate in the defense of such Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party in its sole and absolute discretion for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the Indemnifying Party’s expense. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in all reasonable respects in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in all reasonable respects in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Indemnifying Party without the prior written consent of the Indemnified Party. If the Indemnifying Party does not assume the defense of a Third-Party Claim in the manner and within the period provided in this Section 6.2(d)(ii), or if the Indemnifying Party fails to take reasonable steps necessary to diligently conduct the defense of a Third-Party Claim within five (5) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party may conduct the defense of the Third-Party Claim at the expense of the Indemnifying Party and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim, and the Indemnifying Party shall be bound by any determination resulting from such Third-Party Claim or any compromise or settlement effected by the Indemnified Party. Notwithstanding anything to the contrary in this Section 6.2, unless requested by the Indemnified Party, the Indemnifying Party shall not have the right to defend or direct the defense of any Third Party Claim that seeks an injunction or other equitable relief against the Indemnified Party.

(iii) Any Indemnified Party and any Indemnifying Party, as the case may be, shall keep the other Person fully informed of the status of any Third-Party Claim and any related Proceeding at all stages thereof where such Person is not represented by its own counsel subject to the right of such Indemnified Party or Indemnifying Party, as the case may be, to withhold any information the disclosure of which would violate attorney-client privilege.

(iv) Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Section 6.2, the Indemnifying Party shall indemnify, pay or reimburse such Loss within fifteen (15) days of such agreement or final, non-appealable adjudication by wire transfer of immediately available funds.

Section 6.3 Certain Limitations. The indemnification provided for in Section 6.2 shall be subject to the following limitations:

(a) The Indemnified Party shall not be entitled to recover under this Agreement or any other agreement or document entered into or delivered concurrent with or in connection with the execution of this Agreement more than once in respect of the same Losses suffered.

(b) In no event shall any Indemnifying Party be liable to any Indemnified Party for indemnification under Section 6.2 for any consequential Loss or punitive damages.

(c) The aggregate Liability of any Indemnifying Party under or with respect to this Agreement and the transactions contemplated hereby shall in no event exceed the Purchase Price, except in the case of Losses arising out of or relating to fraud, willful misconduct, or gross negligence, in which case the aggregate Liability of any Indemnifying Party shall not be capped.

(d) Notwithstanding anything in this Agreement to the contrary, the limitations on indemnification and liability set forth in this Section 6.3 shall not apply to a claim for Losses arising out of fraud or willful misconduct by any Party.

Section 6.4 Tax Treatment of Indemnification Payments. All indemnification payments made under this Article VI shall be treated as adjustments to the aggregate consideration paid to the Selling Shareholder for Tax purposes, unless otherwise required by applicable Law.

Section 6.5 Indemnification Sole and Exclusive Remedy. Following the Closing, indemnification pursuant to this Article VI shall be the sole and exclusive remedy of the Parties and any parties claiming by or through any Party (including the Indemnified Parties) related to or arising from any breach of any representation, warranty, covenant or agreement contained in, or otherwise pursuant to, this Agreement, except in each case pursuant to Section 8.5 or in the case of fraud, willful misconduct, or gross negligence.

ARTICLE VII

Termination

7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Selling Shareholder and Purchaser with either the Selling Shareholder or the Purchaser having the right to provide or withhold any such consent in their or its sole and absolute discretion;

(b) by Purchaser by written notice to the Selling Shareholder if:

(i) Purchaser is not then in breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Selling Shareholder pursuant to this Agreement or any of the Ancillary Documents that would give rise to the failure of any of the conditions specification in Section 2.4 and such breach, inaccuracy or failure has not been cured by the Selling Shareholder within fifteen (15) days of the Selling Shareholder’s receipt of written notice of such breach from Purchaser; or

(ii) any of the conditions set forth in Section 2.4 shall not have been fulfilled, or if it becomes apparent, as determined by the Purchaser in his sole discretion, that any of such conditions will not be fulfilled, by sixty (60) days after the Effective Date, or such later date as may be decided by the Purchaser in his sole discretion.

(c) by the Selling Shareholder by written notice to Purchaser if Selling Shareholder is not then in breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchaser pursuant to this Agreement or any of the Ancillary Documents that would give rise to the failure of any of the conditions specified in Section 2.3 and such breach, inaccuracy or failure has not been cured by the Purchaser within fifteen (15) days of Purchaser’s receipt of written notice of such breach from the Selling Shareholder.

7.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, (i) the Parties shall send a written notice of termination to the Escrow Agent (the “Notice of Termination”), (ii) this Agreement and each Ancillary Document shall become void upon delivery of such notice to the Escrow Agent; and (iii) there shall be no Liability on the part of any party hereto except:

a) that nothing herein shall relieve any party hereto from Liability resulting from such party’s breach, default, violation or failure to fulfill its representations, warranties, covenants, agreements, or other obligations owed to the other party under this Agreement and the Ancillary Documents; and

b) in the event of termination of this Agreement in accordance with Article 7.1(a) or (b) the Purchase Price shall be released by the Escrow Agent to the Purchaser.

c) ARTICLE VIII

Miscellaneous

Section 8.1 Expenses. Except as otherwise provided in this Agreement, each Party shall bear its own costs and expenses incurred and all Taxes payable by or imposed on it or him as a result of or in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby.

Section 8.2 Governing Law. This Agreement and any dispute, controversy or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to its conflicts of laws rules that would mandate the application of the Laws of another jurisdiction.

Section 8.3 Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its existence, validity or termination or its subject matter or a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement (each a “Dispute”) shall be finally settled by binding arbitration in accordance with the following principles unless the Parties to the arbitration unanimously agree otherwise in writing:

(a) Any Dispute arising out of or relating to this Agreement, including the formation, interpretation, breach or termination thereof, including whether the claims asserted are arbitrable shall be referred to and finally determined by arbitration in accordance with the JAMS International Arbitration Rules and administered by JAMS. The arbitration shall be conducted by a sole arbitrator appointed by JAMS in accordance with the JAMS International Arbitration Rules.

(b) The arbitration proceedings shall be conducted and the award rendered in the English language, and the arbitrator shall be fluent in the English language and be an attorney or retired judge with at least 20 years of active litigation/arbitration experience in the area of securities laws and publicly listed companies with appropriate commercial, technical and/or legal expertise as appropriate to the Dispute.

(c) The seat and legal place of arbitration shall be at JAMS’ office in New York City.

(d) The arbitrator shall take into account principles of legal privilege, such as those involving the confidentiality of communications between a lawyer and a client.

(e) The validity, construction, and interpretation of this agreement to arbitrate, and all procedural aspects of the arbitration conducted pursuant to this agreement to arbitrate, including but not limited to the scope of this agreement to arbitrate and the determination of the issues that are subject to arbitration, and the rules governing the conduct of the arbitration, shall be decided by the arbitrator.

(f) The arbitartor shall have the power to enter such interim orders as it deems necessary, including orders to preserve the subject matter of the Dispute or to preserve or adjust the status of the Parties pending resolution of the Dispute in arbitration.

(g) Consequential, punitive or other similar damages shall not be allowed except those payable to third parties for which liability is allocated among the Parties by the arbitral award.

(h) All costs of the arbitration proceedings, including attorneys’ fees and costs, shall be borne in the manner determined by the arbitrator.

(i) Any Party to the arbitration, either prior to the appointment of the arbitrator or thereafter with the approval of the arbitrator, may request injunctive relief, or other provisional or protective measures from any court having jurisdiction over the Party to which such measures would be applied and such request shall not waive the right to arbitrate.

(j) Judgment upon the award may be entered in any court having jurisdiction over the Party against whom the award is issued or its property, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(k) Any monetary award shall be rendered and promptly paid in United States Dollars free of any deduction or offset, and any costs or fees incident to enforcing the award shall be charged against the Party resisting such enforcement.

(l) The award shall include interest from the date of any breach or violation of this Agreement as determined in the arbitral award until paid in full.

(m) Subject to the provisions set forth in Section 5.2, and without prejudice thereto, and except to the extent necessary for proceedings relating to enforcement of the arbitration agreement, any order of the arbitrator, any award or other, related rights of the Parties, the fact of the arbitration, the arbitration proceeding itself, all evidence, memorials or other documents exchanged or used in the arbitration and the arbitrators’ award shall be maintained in confidence by the Parties to the fullest extent permitted by any applicable Law. However, a violation of this covenant shall not affect the enforceability of this agreement to arbitrate or of the arbitrator’s award.

Section 8.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement among the Parties with respect to the subject matter hereof and thereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Purchaser and the Selling Shareholder. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 8.5 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, notwithstanding anything to the contrary herein, each Party shall be entitled to specific performance of the terms hereof. It is accordingly agreed that, each Party shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement, this being in addition to any other remedy to which each Party is entitled at law or in equity.

Section 8.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed effectively given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent to an e-mail address followed by telephone confirmation of receipt or (iii) five (5) Business Days following the day sent by international overnight courier (with written confirmation of receipt), in each case at the following addresses and e-mail addresses (or to such other address or e-mail address as a Party may have specified by notice given to the other Party pursuant to this Section 8.6):

(a)	If to the Selling Shareholder, to: Mr. David E. Lazar,

Villa 1, 14-43rd Street,

Jumeirah 2, Dubai,

United Arab Emirates

Email: david@activistinvestingllc.com

With a copy, which shall not constitute notice, to:

ABZ Law Office

28 General Pierre Koenig St., Floor 3

Jerusalem 9346936 Israel

Attention: Avraham Ben-Tzvi, Attorney

Email: abz@abz-law.com

(b)	If to the Purchaser, to:

Mr. Choong Choon Hau

Emerald Heights

23 Lrg Terubong Ria 2

Paya Terubong

11060 Pulau Pinang

Email: choonhauchoong389@gmail.com

With a copy, which shall not constitute notice, to:

Darrin Ocasio

SICHENZIA ROSS FERENCE LLP

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

Direct: 212-398-1493

Email: dmocasio@srf.law

(c) If to the Account Holder, to:

David McDonald

436 West 22nd St

New York, NY 10011 US

ABA Routing Number: E*TRADE Securities 056073573

Individual Brokerage: 5253-5810

Section 8.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.8 Binding Effect; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

(b) No assignment of this Agreement or of any rights or obligations hereunder may be made by (i) the Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the Selling Shareholder, which consent shall not be unreasonably denied, withheld, or delayed; and (ii) the Selling Shareholder, directly or indirectly (by operation of law or otherwise), without the prior written consent of the Purchaser, which consent shall not be unreasonably denied, withheld, or delayed.

(c) The Indemnified Persons (other than the Parties) and the Group Companies, as applicable, are each an express third party beneficiary of the indemnification provided in Article VI of this Agreement.

Section 8.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the Effective Date.

SELLING SHAREHOLDER

/s/ David E. Lazar
David E. Lazar

PURCHASER

/s/ Choong Choon Hau
Choong Choon Hau

ACCOUNT HOLDER

/s/ David McDonald
David McDonald

[Signature Page to Share Transfer Agreement]

Exhibit A

ESCROW AGREEMENT

Exhibit B

INSTRUMENT OF TRANSFER

FOR VALUE RECEIVED ______________________________________________________________________

_________________________________ , (amount)

I,                 [SELLING SHAREHOLDER]                                                                                                                         of (transferor)

________________________________________________________________________________ , (address)

hereby sell, assign and transfer                      [PURCHASER]                                                                                           (transferee)

unto                                                                     __________________________________________

of                            __________________________________________________________________________ (address)

_____________________________________________________________________________________________ (number of shares) ordinary shares

of                        Titan Pharmaceuticals Inc.                                                                                                                     (company name)

Dated this ___ day of June, 2023:

Signed by the Transferor:	In the presence of:

For and on behalf of	Witness
[SELLING SHAREHOLDER]

Signed by the Transferee:	In the presence of:

For and on behalf of	Witness
[PURCHASER]

Exhibit C

ACCOUNT INFORMATION

[_________________________]